WRITER'S DIRECT DIAL NUMBER 212-373-3078 WRITER'S DIRECT FACSIMILE 212-492-0078 WRITER'S DIRECT E-MAIL ADDRESS afoley@paulweiss.com

January 13, 2012

Via FedEx and EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.  20549-3628

Dear Mr. Schwall:

The following are the responses of GeoGlobal Resources Inc.  (“GeoGlobal” or the “Company”) to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated January 10, 2012 (the “Comment Letter”) with respect to GeoGlobal’s Registration Statement on Form S-3, Filed November 25, 2011, File No. 333-178191 (the “Form S-3”); Form 10-K for Fiscal Year Ended December 31, 2010, Filed March 31, 2011 (the “Form 10-K”); Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010, Filed April 5, 2011 (the “Form 10-K/A”); Form 10-Q for Fiscal Period Ended September 30, 2011, Filed November 14, 2011 (the “Form 10-Q”); Preliminary Proxy Statement on Schedule 14A Filed December 9, 2011, File No. 1-32158 (the “Proxy Statement”); and the Company’s Response, dated December 30, 2011 (the “Response Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.

H. Roger Schwall	2

General

1.   We remind you of comment 1 in our letter dated December 22, 2011.  In addition, since you have incorporated by reference into the proxy statement your Exchange Act filings, including your recent Form 10-K and Forms 10-Q, we will not be in a position to conclude our review of the Schedule 14A until all outstanding issues relating to our review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings have been resolved.

Response:

We will file amended versions of the Form 10-K, Form 10-Q, Form S-3 and Proxy Statement, making conforming changes in all filings.

2.   We remind you of comment 2 in our letter dated December 22, 2011 regarding the need to make appropriate conforming changes to all filings in response to our comments. For example, we would expect revisions to the Form S-3 to provide the information disclosed in response to our prior comments to the Schedule 14A. Similarly, please be sure to include in your proxy statement the information in response to comment 3 in our letter dated December 22, 2011.

Response:

We will file amended versions of the Form 10-K, Form 10-Q, Form S-3 and Proxy Statement, making conforming changes in all filings.

In response to the Staff’s comments, the Company proposes to add the following disclosure on page 8 of the Proxy Statement:

ILDE is a public company with its shares listed on the Tel Aviv Stock Exchange.  ILDE’s CEO is Mr. Ohad Marani and Mr. Ofer Nimrodi serves as Chairman of the Board of Directors.  The investment control over ILDE's shares in GeoGlobal will vest in ILDE's Board of Directors.

Approximately 65% of the voting power of ILDE’s outstanding equity is held by the Israel Land Development Company Limited ("ILDC"), a public company with its shares listed on the Tel Aviv Stock Exchange.  Mr. Ofer Nimrodi is the CEO of ILDC and Mr. Shlomo Maoz is its Chairman of the Board of Directors.  The controlling shareholder in ILDC (with over 50% of the voting power) is Mr. Jackob Nimrodi, who is Mr. Ofer Nimrodi's father. Mr. Ofer Nimrodi holds approximately 14% of the voting power in ILDC.

Registration Statement on Form S-3

3.   Please revise the Form S-3 to provide the information set forth in your responses to comments 3-5 in our letter dated December 22, 2011.

H. Roger Schwall	3

Response:

In response to the Staff’s comments, the Company has revised the Form S-3 to provide the information set forth in our responses to comments 3-5 in the Response Letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Liquidity, page 31

4.   We note your response to comment 6 in our letter dated December 22, 2011. Please describe what you expect your current obligations to be in 2011, aside from your exploration commitments of $13.152 million.

Response:

In response to the Staff’s comments, the Company proposes to include the following disclosure in the second paragraph of page 32 of the amended Form 10-K:

Our existing cash balance and any cash flow from operating activities is not sufficient to satisfy our current obligations and meet our exploration commitments of $13.152 million and $29.853 million for the next twelve months and over the next three years, respectively.  In addition to our exploration commitments of $13.152 million, we estimate the cost of maintaining current operations through December 31, 2011 to be $5.685 million.

Form 10-Q for Fiscal Period Ended September 30, 2011

Financial Statements

Note 11 – Commitments, page 15

5.   We note your proposed expanded disclosure responding to comment 8 in our letter dated December 22, 2011. You explain that you have applied for a sixteen-month extension of exploration Phase I of the DS 03 block, which was originally scheduled to expire September 3, 2010, and that you are awaiting the Government of India’s approval. You further indicate that you do not anticipate any penalty for the unfinished minimum work program commitment for exploration Phase I, and that you expect the Government of India will approve your request, thereby extending the current end date of exploration Phase I for the DS 03 block to January 3, 2012.

Please provide a status update for this extension request and penalty assessment, if any, given that January 3, 2012 has passed.

Response:

In response to the Staff’s comments, the Company has revised its proposed response to comment 5, and proposes to include the following disclosure on page 15 of the Form 10-Q under the heading “Commitments”:

H. Roger Schwall	4

The following table sets forth the end dates to perform minimum work programs pursuant to current production sharing contracts:

End dates of
	Phase I	Phase II	Phase III
KG Onshore	February 15, 2012	February 15, 2015	N/A
DS 03	September 3, 2010	November 30, 2013	November 30, 2015
DS 04	June 6, 2012	June 6, 2015	N/A
RJ 20	January 20, 2012	January 20, 2015	N/A
RJ 21	January 20, 2012	January 20, 2015	N/A

The Company has completed the minimum work programs on the Tarapur, Mehsana, Ankleshwar and Sanand-Miroli blocks for all the phases.  Accordingly, all financial commitments have been met under the terms of the production sharing contracts.

For the KG Onshore, DS 04, RJ 20 and RJ 21 blocks, the Company is in the process of completing its minimum work program commitments for exploration Phase I.  The production sharing contracts provide an option for a six-month extension without penalty to complete the minimum work program commitments.

With respect to the DS 03 block, except for the completion of a 12,000 line kilometre aeromagnetic survey, all of the other minimum work program commitments for exploration Phase I have been completed.  The Company was required to obtain no-objection clearance from the Government of India’s Ministry of Defence to conduct the aeromagnetic survey over the block.  This approval was received on August 1, 2011, approximately sixteen months after the submission of the Company’s application to the Government of India. As per the New Extension Policy of the Government of India, the time lost in obtaining the Government approval is treated as excusable delay and the Company may apply for an extension of the exploration phase on this basis.  Accordingly, the Company has applied for a sixteen-month extension of exploration Phase I and we are waiting for the approval from the Government of India.  Currently, the expiry date for the exploration Phase I of the DS 03 block is stated as September 3, 2010 in the above table.  However, we expect the Government of India to approve our request for a sixteen-month extension from August 1, 2011.  Accordingly, we anticipate that the end date of exploration Phase I for the DS 03 block will be November 30, 2012.  Therefore, the end dates for Phases II and III have been disclosed in the above table as November 30, 2013 and November 30, 2015 respectively. The aeromagnetic survey is currently in progress and the Company does not anticipate any penalty on account of an unfinished minimum work program commitment for exploration Phase I of the DS 03 block.

As described in Note 2, the Company's existing cash balance at September 30, 2011 and the anticipated cash flow from operating activities are not sufficient to satisfy its current obligations and to meet its exploration commitments over the twelve months ending September 30, 2012 and the two years ending September 30, 2013. The Company is considering various alternatives to remedy any future shortfall in capital. The Company deems it necessary to raise capital for continued exploration and development

H. Roger Schwall	5

expenditures through equity markets, debt markets or other financing arrangements, which could include the sale of the Company’s oil and gas interests or participation arrangements in those interests.  There can be no assurance that these capital resources will be available and if they are not, the Company may be forced to substantially curtail or cease exploration and development expenditures.

For your convenience, we include a comparison of the proposed response against what we provided in our Response Letter.  We have no additional information relating to the status of this extension request at this time.

The following table sets forth the end dates to perform minimum work programs pursuant to current production sharing contracts:

End dates of
	Phase I	Phase II	Phase III
KG Onshore	February 15, 2012	February 15, 2015	N/A
DS 03	September 3, 2010	~~January 3~~November 30, 2013	~~January 3~~November 30, 2015
DS 04	June 6, 2012	June 6, 2015	N/A
RJ 20	January 20, 2012	January 20, 2015	N/A
RJ 21	January 20, 2012	January 20, 2015	N/A

…

With respect to the DS 03 block, except for the completion of a 12,000 line kilometre aeromagnetic survey, all of the other minimum work program commitments for exploration Phase I have been completed.  The Company was required to obtain no-objection clearance from the Government of India’s Ministry of Defence to conduct the aeromagnetic survey over the block.  This approval was received on August ~~11~~1, 2011, approximately sixteen months after the submission of the Company’s application to the Government of India. As per the New Extension Policy of the Government of India, the time lost in obtaining the Government approval is treated as excusable delay and the Company may apply for an extension of the exploration phase on this basis.  Accordingly, the Company has applied for a sixteen-month extension of exploration Phase I and we are waiting for the approval from the Government of India.  Currently, the expiry date for the exploration Phase I of the DS 03 block is stated as September 3, 2010 in the above table.  However, ~~as~~ we expect the Government of India to approve our request for a sixteen-month extension from August 1, 2011.  Accordingly, we anticipate that the end date of exploration Phase I for the DS 03 block will be ~~January 3~~November 30, 2012.  Therefore, the end dates for Phases II and III have been disclosed in the above table as ~~January 3~~November 30, 2013 and ~~January 3~~November 30, 2015 respectively. The aeromagnetic survey is currently in progress and the Company does not anticipate any penalty on account of an unfinished minimum work program commitment for exploration Phase I of the DS 03 block.

H. Roger Schwall	6

Preliminary Proxy Statement on Schedule 14A

6.   Please revise the Schedule 14A to provide the information set forth in your responses to comments 11-21 in our letter dated December 22, 2011.

Response:

In response to the Staff’s comments, the Company has revised the Proxy Statement to provide the information set forth in our responses to comments 11-21 in the Response Letter.

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Together with this response, GeoGlobal has filed an Amendment No. 2 to amend the Form 10-K, Amendment No. 1 to amend the Form 10-Q, Amendment No. 1 to amend the Form S-3 and Amendment No. 1 to amend the Proxy Statement in a manner consistent with the comments and responses set forth above and in its response letter dated December 30, 2011.

In connection with responding to the comments of the Staff, GeoGlobal acknowledges that: GeoGlobal is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and GeoGlobal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have enclosed herewith two copies of a blackline of the Amendment No. 2 to the Form 10-K against the Form 10-K filed on March 31, 2011, two copies of a blackline of the Amendment No. 1 to the Form 10-Q against the Form 10-Q filed on November 14, 2011, two copies of a blackline of the Amendment No. 1 to the Form S-3 against the Form S-3 filed on November 25, 2011 and two copies of a blackline of the Amendment No. 1 to the Proxy Statement against the Proxy Statement filed on December 9, 2011, as per your request, to better show the specific changes made and to aid in your review.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Andrew J. Foley at (212) 373-3078.

Very truly yours,

/s/ Andrew J. Foley

Andrew J. Foley